VANELL, CORP.

Res. San Antonio Bk. 10, Pje. 7 N5

San Antonio Del Monte, Sonsonate,

El Salvador SV-106090030

Tel. 011-503-79511698

E-mail: vanellcorp@gmail.com

April 12, 2013

United States

Securities and Exchange Commission

Washington, DC 20549

To the Attention of:  Ms. Beth Frohlichstein, Mr. Tom Kluck, Mr. Isaac Esquivel and Ms. Jessica Barberich

Re: Vanell, Corp.

Amendment #2 to Registration Statement on Form S-1,

Filed on March 26, 2013

Filing No. 333-186282

Dear Ms. Beth Frohlichstein, Mr. Tom Kluck, Mr. Isaac Esquivel and Ms. Jessica Barberich:

Further to your letter dated March 22, 2013, concerning the deficiencies in Amendment #1 to Registration Statement on Form S-1 filed on March 1, 2013 we provide the following responses:

General:

1. SEC Comment: We note your response and related correspondence you filed in response to comment 1of our comment letter dated March 22, 2013. However, in our comment, we requested support for all quantitative and qualitative business and industry data used in the prospectus. We note that the material you provided included support for some, but not all, of the business and industry qualitative and quantitative data used in the prospectus. For example only, we note that the material you provided did not include support for the following data:

- “By the 70s, El Salvador was ranked fourth among coffee export countries, harvesting 3.5 million coffee bags” on page 21;

- “Coffee is grown in five geographical areas of the country…” as well as the specific regional data, on page 21;

- It is estimated that there are some 23,000 coffee growers in the country, about 87 percent of which are small farmers, with farms of 19 hectares or less” on page 21; and

- The summary data on page 22.

Please provide support for all quantitative and qualitative business and industry data used in the prospectus, which should be filed as EDGAR correspondence or, alternatively, sent in paper form accompanied by a cover letter indicating that the material is being provided pursuant to Securities Act Rule 418 and that such material should be returned to the registrant upon completion of the staff review process. Please also clearly mark the specific language in the supporting material that supports each statement.

Response:  In response to the comment the company disclosed all quantitative and qualitative business and industry data used in the prospectus as requested. It was marked with (**), (***), (****) and (*****) in the prospectus and underlined throughout the documents filed as EDGAR correspondence.

Certain Relationships and Related Transactions, page 34

2. SEC Comment: We note your response to comment 7 of our comment letter dated Mach 26, 2013. Please note that Item 404(a) of Regulation S-K requires the description of “any transaction since the beginning of the registrant’s last fiscal year,  … in which the registrant was… a participant …, and in which any related person… had a direct or indirect material interest.” “Related person” is then defined as “any immediate family member of a director or executive officer.” See Instruction 1.a.iii to Item 404(a) of Regulation S-K. Given your disclosures on page 14 and in footnote(1) to the table on page 15 that the spouse of your sole director and officer, Mr. Magana, acquired 20,000 shares of your securities in an unregistered offering during 2012, please provide the information required under Item 404(a) of Regulation S-K concerning the transaction with the spouse of Mr. Magana wherein she purchased your shares.

Response: In response to this comment the company revised its disclosure to provide the information required under Item 404(a) of Regulation S-K concerning the transaction with the spouse of company’s sole director and officer, Mr. Magana, wherein she purchased our shares.

“To the best of our knowledge there are no transactions involving any director, executive officer, or any security holder who is a beneficial owner or any member of the immediate family of the officers and directors other than the following:  Francisco Douglas Magana and Claudia Morales de Magana are husband and wife. Accordingly, each is deemed to be the beneficial owners of their spouse’s shares.”

Please direct any further comments or questions you may have to company at vanellcorp@gmail.com.

Thank you.

Sincerely,

/S/ Francisco Douglas Magana

Francisco Douglas Magana, President